April 20, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark Kronforst

Re:	Vignette Corporation

Form 10-K for the year ended December 31, 2006

Form 8-K filed January 25, 2007

Dear Mr. Kronforst:

We submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated March 29, 2007, relating to the above-referenced filings of Vignette Corporation (“Vignette” or the “Company”).

We are concurrently filing via EDGAR, and for the convenience of the Staff, we are providing courtesy copies of this letter by overnight delivery.

In this letter, we have recited the comments from the Staff in bold and italics type and have followed each comment with Vignette’s response.

Form 8-K filed January 25, 2007

1.	We believe the non-GAAP operating statement columnar format appearing in your earnings release may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

The Company will not include the non-GAAP operating statement in columnar format (or any other non-GAAP financial statement) in its future filings.

April 20, 2007

2.	Additionally, as your adjustments appear to eliminate recurring items, the following additional disclosure appears necessary:

•	The manner in which you use each non-GAAP measure to conduct or evaluate your business;

•	The economic substance behind your decision to use each measure;

•	The material limitations associated with use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure;

•	The manner in which you compensate for these limitations when using the non-GAAP measures; and

•	The substantive reasons why you believe the non-GAAP measures provide useful information to investors.

Tell us, in specific detail, how you intend to address these matters in future filings. As part of your response, consider providing us with example disclosure. Refer to the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

In response to the Staff’s comment, the Company proposes to modify its disclosure in future filings to reflect the guidance in Question 8 of the FAQ as provided below:

The Company provides non-GAAP measures for net income, operating income and net income per share data as supplemental information regarding the Company’s core business operational performance. The Company believes that these non-GAAP financial measures are useful to investors because they exclude certain non-operating or non-recurring charges. The Company’s management excludes these non-operating or non-recurring charges when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, performance measurement and the calculation of bonuses and discretionary compensation. In addition, these non-GAAP measures more closely reflect the essential revenue generation activities of the Company and the direct operating expenses (resulting in or from cash expenditures) needed to perform these revenue generating activities. Accordingly, management excludes amortization of acquired technology, stock-based compensation related to employee stock options, amortization expense for certain acquired intangible assets, and one-time charges and gains.

The Company believes that providing the non-GAAP measures that management uses is useful to investors for two primary reasons. First, it provides a consistent basis for investors to understand the Company’s financial performance on a trended basis across

April 20, 2007

many historical periods, particularly given the adoption of SFAS 123R at the beginning of fiscal year 2006 and the changes it has introduced for calculating stock-based compensation expenses relative to prior periods. And second, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management.

Non-GAAP measures are subject to material limitations as these measures are not in accordance with, or a substitute for, US GAAP and therefore the Company’s definition or interpretation may be different from similar non-GAAP measures used by other companies and independent financial analysts. However, the Company’s management compensates for these limitations by providing the relevant and detailed disclosure of the items excluded in the calculation of non-GAAP net income and net income per share, which should be supplementaly considered when evaluating the Company’s results. In addition, items such as amortization expense for certain intangible assets, stock compensation charges and one-time charges and gains that are excluded from non-GAAP net income and earnings per share can have a significant impact on earnings. Management compensates for these limitations by evaluating the non-GAAP measure together with the most directly comparable GAAP measure. The Company has historically provided non-GAAP measures to the investment community as a supplement to its GAAP results, to enable investors to evaluate the Company’s core operating performance the way management does. The non-GAAP adjustments, and the basis for excluding them, are outlined below:

Amortization of Acquired Technology

The Company has acquired intellectual property in its business combinations that has been incorporated into its product set. The Company believes that the amortization expense associated with the acquired assets is not reflective of current operating expenses and the exclusion provides useful information to evaluate current operating results. In addition, the exclusion of the amortization for acquired technology from the non-GAAP measures is done to allow a consistent basis for investors to understand the Company’s financial performance on a trended basis across many historical periods, allow investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management, and allow a comparison with other peer companies in the software industry, many of whom use similar non-GAAP financial measures to supplement their GAAP results.

April 20, 2007

Stock-based Compensation Expense

The Company has incurred stock based compensation expense as determined under SFAS 123R for the quarters beginning January 1, 2006, and under APB 25 for earlier comparable periods in its GAAP financial results. The Company believes that the determination of fair value for stock options required by SFAS 123R is subject to significant assumptions and estimates and results in recognition of expenses that are not reflective of current operating results. In addition, the expense associated with stock options is a non-cash charge, Therefore, the Company excludes this item for the purposes of calculating non-GAAP net income, non-GAAP operating income and non-GAAP net income per share. In addition, the exclusion of stock option expense from the non-GAAP measures is done to allow a consistent basis for investors to understand the Company’s financial performance on a trended basis across many historical periods, allow investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management, and allow a comparison with other peer companies in the software industry, many of whom use similar non-GAAP financial measures to supplement their GAAP results. The very nature of the stock-option expense also makes it very difficult to estimate prospectively, since the expense will vary with changes in the stock price and market conditions at the time of new grants, varying valuation methodologies, subjective assumptions and different award types, making the comparison of current results with forward looking guidance potentially difficult for investors to interpret. The tax effects of stock options may also vary significantly from period to period, without any change in underlying operational performance, thereby obscuring the underlying profitability of core revenue generating operations relative to prior periods (including prior periods following the adoption of SFAS 123R). Finally, the Company believes that non-GAAP measures of profitability that exclude stock-option expense are widely used by analysts and investors in the software industry.

Amortization for Certain Intangible Assets

The Company has recorded amortization of acquired intellectual property intangibles included in its GAAP financial statements, related to non-compete contracts and customer relationships. Management excludes these items for purposes of calculating non-GAAP net income, non-GAAP operating income and non-GAAP net income per share. The Company believes that eliminating this expense in determining its non-GAAP measures is useful to investors because doing so provides a consistent basis for investors to understand the Company’s financial performance on a trended basis across many historical periods, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management, and it

April 20, 2007

allows a comparison with other peer companies in the software industry, many of whom use similar non-GAAP financial measures to supplement their GAAP results. Finally, the Company believes that non-GAAP measures of profitability that exclude amortization of acquired intellectual property intangibles are widely used by analysts and investors in the software industry.

One-Time Charges and Gains

The Company has one-time charges and gains that generally relate to business restructuring, investment and fixed asset impairment. These one-time charges and gains include, from time to time, items such as gains on the sale of equity investments, accounting credits and lease credits. The Company believes that eliminating these items in determining its non-GAAP measures is helpful to investors because it allows investors to evaluate the Company’s performance related to revenue generating activities. In addition, the Company believes that these expenses are not consistently recurring and do not necessarily reflect expected future operating expense, nor does the Company believe that they provide a meaningful evaluation of current versus past business results or the expense levels required to support the Company’s operating plan.

Attached to this letter is a statement from the Company as requested by the Staff.

Please direct your questions or comments to me at (512) 751-6590. In addition, please provide a facsimile of any additional comments you may have to my attention at (512) 741-4325.

Sincerely yours,

Vignette Corporation

/s/ Bryce Johnson
Bryce Johnson

cc:	Michael A. Aviles (Vignette Corporation)
Patrick Kelly (Vignette Corporation)
Brian K. Beard (Wilson Sonsini Goodrich & Rosati, Professional Corporation)
Catherine D. Schnurr (Wilson Sonsini Goodrich & Rosati, Professional Corporation)

April 20, 2007

April 20, 2007

Dear Mr. Kronforst:

On behalf of Vignette Corporation (the “Company”), I hereby acknowledge that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Bryce Johnson
Bryce Johnson, General Counsel